LPBP Inc.
Financial Statements
January 31, 2011
(Unaudited)

Notice to Reader:

The accompanying unaudited financial statements of LPBP Inc. for the period ended  January 31, 2011 have been prepared by management and approved by the Audit Committee of the Company. These statements have not been reviewed by the Company’s independent auditors.

Sincerely,

/s/ John Anderson

John Anderson
CFO
March 23, 2011

Statements of Financial Position
[Unaudited]

As at	January 31	October 31
[Thousands of Canadian dollars]	2011	2010
Assets
Cash	$64	$73
Income taxes receivable	191	191
Total assets	$255	$264

Liabilities and Shareholders’ Equity
Accounts payable and accrued liabilities [note 4]	$24	$25
	24	25
Shareholders’ equity [note 2]
Common shares – Class A	-	-
Common shares – Class B	273	273
Deficit	(42)	(34)
	231	239
Total liabilities and shareholders’ equity	$255	$264
The accompanying notes form an integral part of these interim consolidated financial statements.

On behalf of the Board of Directors:
/s/ G. Peter Dans	/s/ Peter Brent
G. PETER DANS Chairman of the Board and Director	PETER BRENT Director and Secretary

Statements of Income (loss) and Comprehensive Income (loss)
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars, except per share amounts]	2011	2010

General and administration	$(8)	$(69)
Loss before income taxes	(8)	(69)
Income taxes – current	-	27
Net loss and comprehensive loss	$(8)	$(42)
Earnings per share - basic and diluted [note3]	$-	$-

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Retained Earnings (Deficit)
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars]	2011	2010
Retained earnings, beginning of period	$(34)	$230
Net loss and comprehensive loss	(8)	(42)
Retained earnings(deficit), end of period	$(42)	$188

The accompanying notes form an integral part of these interim consolidated financial statements.

Statements of Cash Flows
[Unaudited]

	Three months ended January 31
[Thousands of Canadian dollars]	2011	2010
Operating activities
Net loss for the period	$(8)	$(42)

	(8)	(42)
Changes in non-cash working capital balances relating to operations:
Prepaid expenses	-	23
Accounts payable and accrued liabilities	(1)	-
Income taxes receivable	-	(27)
	(1)	(4)
Net decrease in cash position during the period	(9)	(46)
Cash position, beginning of period	73	391
Cash position, end of period	$64	$345

The accompanying notes form an integral part of these interim consolidated financial statements.

Notes to Financial Statements
[unaudited]
[All amounts in thousands of Canadian dollars, except where noted]

1.	Summary of Significant Accounting Policies

These unaudited interim  financial statements of LPBP Inc. have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application disclosed in the Company’s 2010 audited  financial statements for the year ended October 31, 2010.  These interim  financial statements should be read in conjunction with the Company’s audited financial statements for the year ended October 31, 2010 as these interim financial statements do not include all of the disclosures in the audited financial statements.

2.	Basis of Presentation

Effective May 1, 2004, LPBP Inc. (“LPBP” or the “Company” and which was previously named Hemosol Inc.) entered into an agreement with Nordion Inc. (“Nordion” and which was previously MDS Inc.) which resulted in a reorganization of the Company’s business (the “Blood Products Business”) and the Ontario clinical laboratories services business (“Labs LP”) of Nordion pursuant to a plan of arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario). After the arrangement, shareholders, other than Nordion, hold 0.44% of the equity shares and 52.5% of the voting shares of the Company. Nordion, a related party, holds 99.56% of the equity shares of the Company and 47.5% of the voting shares of the Company.

On October 4, 2006, Nordion agreed to sell its Canadian diagnostics business in a transaction valued at $1.3 billion. Nordion’s Canadian diagnostics business included its general partnership interest in the business of Labs LP. To effect this transaction, MDS Laboratory Services Inc. (“MDS Labs”), the general partner of Labs LP, proposed the sale by Labs LP of the business and assets associated with the labs business (the “Partnership Sale”). The Company was the sole limited partner of Labs LP and was entitled to receive 99.99% of the net income of Labs LP.

On February 23, 2007, the Partnership Sale was completed whereby Labs LP sold its assets for gross proceeds of approximately $756 million with a net gain of approximately $691 million.  As a result of the Partnership Sale, Labs LP was dissolved.  Due to this dissolution, certain assets owned by Labs LP, including cash of approximately $156 million were transferred in February 2007 to be held by Nordion in trust for the benefit of the Company.  The Company was entitled to the funds held by Nordion to fund its day- to -day operations including the payment of income taxes. During 2009, the remaining balance of funds held by Nordion was remitted to the Company, so no amount was being held by Nordion at January 31, 2010..

3.	Share Capital

Authorized
Unlimited number of Class A Shares, without par value; one vote per share, with limited issuance subsequent to May 2004.

Unlimited number of Class B Non-Voting Shares

Summary of Issued Share Capital:
(Number of shares in thousands)	Common Shares
	Number	January 31 2011	October 31 2010
Shares Issued – Class A Shares Issued – Class B	94,468 11,134,649	- 273	- 273
Closing balance	11,229,117	273	273

During the three months ended January 31, 2011 and 2010, the Company did not repurchase or cancel any issued shares.

4.	Earnings per Share

The weighted average number of shares for all periods is 11,229,117,000.  The basic and diluted earnings per share for each of the three months ended January 31, 2011 and 2010 were negligible.

5.	Related Party Transactions

Nordion is a related party of the Company and the transactions with Nordion and its affiliates are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

The Company had no transactions with Nordion and its affiliates during the three months ended January 31, 2011 and 2010:

As of January 31 2011 and January 31, 2010, amounts owed to Nordion and included in accounts payable were nil as at January 31, 2011 and $12 as at January 31, 2010.